John Hancock Small Cap Growth Fund
N-SAR Exhibit per:   Item 77(m) Matters submitted to a vote of
security holders


SHAREHOLDER MEETING

On December 6, 1999, a special meeting of John Hancock Special Equities Fund was held. The shareholders approved the proposal to approve an Agreement and Plan of Reorganization between the series named John Hancock Special Equities Fund and John Hancock Small Cap Growth Fund, a series of John Hancock Series Trust.

12,235,735.175 shares were voted for the proposal, 488,042.765 shares were voted against the proposal and 1,000,923.661 shares abstained.





s:\corresp\fagan\memos\small cap growth NSAR exhibit 77(m).doc